EXHIBIT 99.1

Foremost Lithium Provides Update on its Peg North Property in Manitoba, Canada

Highlights:

  The Peg North Property straddles the northeastern extension of the Crowduck Bay Fault which is a focal point for the development of lithium-enriched pegmatite dyke clusters
  The Peg North Property is the largest of the Company’s Lithium Lane Properties consisting of 28 claims covering 16,697 acres/6,757 hectares or approximately 26.4 square miles

VANCOUVER, British Columbia, June 13, 2024 (GLOBE NEWSWIRE) -- Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), a North American hard-rock lithium exploration company, confirms further to its news release on June 29, 2022 in respect of the Company's option ("the Option") to acquire a 100% interest in the Peg North Claims located in the historic Snow Lake Mining District in Manitoba, that the Company has completed its third installment of the Option payment due on or before June 28, 2024. In accordance with the terms of the Option agreement, the third installment payment consisted of a cash payment of $100,000 and the issuance of 28,818 common shares at a deemed price of $3.47 per share, being the 30-day weighted volume average price of the Company’s shares on the Canadian Securities Exchange. The shares are subject to a hold period of four months and one day expiring on October 13, 2024.

Fig 1. Peg North Property Map

The Peg North Property

The Peg North Claim block is the largest of the Company’s Lithium Lane properties and consists of 16,697 acres/6,757 hectares or approximately, 26.4 square miles. It contains many historically documented pegmatite outcrops, and high volume of pegmatite dykes were discovered during the Summer 2023 exploration field program that Dahrouge Geological Consulting undertook. The focus was on the historically mapped pegmatites to assess the degree of pegmatite fractionation and to determine LCT mineralization potential. Dense cover, difficult terrain, and forest fires hindered exploration progress and a large area of Peg North remains to be prospected. The Crowduck Bay Fault extends into the Peg North Property which is known for its lithium-enriched pegmatite dyke clusters; significant numbers of pegmatites seem to be within unexplored territory highlighting the prominence of the Crowduck Bay Fault.

“We are delighted to complete the third installment of the option payment to acquire 100% interest of the Peg North Claims, which we believe is a significant prospective property for our Company, and believe it brings inherent value for our shareholders,” states Jason Barnard, President and CEO of Foremost Lithium. “While lithium pricing has experienced transitory challenges, we feel market conditions are starting to change and reflective of positive sentiment. We remain highly confident in our Lithium Lane projects, and their potential. We are well positioned within the industry and remain committed on the path towards future value creation for our stakeholders.”

Foremost announced on October 08, 2023, that LiDAR survey on the Peg North claim block would be completed in the fall last year to add to the collection of high-resolution magnetics aerial drone surveys on the property to better understand the structural details of the property and its topographic expressions. High-resolution LiDAR models of ground elevation or relief on other of Foremost’s Lithium Lane properties have also defined many areas with comparable orientations as known spodumene-bearing pegmatite, suggesting that LiDAR and magnetic could also be an effective tool for future drill targeting on Peg North.

Future Plans

Foremost’s plans include extensive exploration as the summer 2023 was limited due to the forest fires inhibiting access to a large portion of the property. Additional lithium-bearing pegmatites occur northeast, east and southeast of the Peg North property which underscore the highly prospective nature for repetitions of lithium-bearing pegmatite dykes, making this property potential extremely favourable. Both magnetic survey and LiDAR images, with appropriate orientations, coupled with mapping, and geochemical survey, will provide a base to follow-up exploration and drill targeting.

About Foremost Lithium

Foremost Lithium (NASDAQ: FMST) (CSE: FAT) (FSE: F0R0) (WKN: A3DCC8) is a hard-rock lithium exploration company focused on empowering the North American clean energy economy. Foremost’s strategically located lithium properties extend over 43,000 acres in Snow Lake, Manitoba, and hosts a property in a known active lithium camp situated on over 11,400 acres in Quebec called Lac Simard South.

Foremost’s four flagship Lithium Lane Projects as well as its Lac Simard South project are located at the tip of the NAFTA superhighway to capitalize on the world’s growing EV appetite, strongly positioning the Company to become a premier supplier of North America’s lithium feedstock. As the world transitions towards decarbonization, the Company’s objective is the extraction of lithium oxide (Li₂O), and to subsequently play a role in the production of high-quality lithium hydroxide (LiOH), to help power lithium-based batteries, critical in developing a clean-energy economy. Foremost Lithium also has the Winston Gold/Silver Property in New Mexico USA. Learn More at www.foremostlithium.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostlithium.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Forward-looking statements in this news release include, among others, statements relating to: the timing, structure and completion of the Spin-Out; the formation of RGR; the transfer of the Winston Group of Properties from Foremost to RGR; the timing and receipt of required shareholder, court, stock exchange and regulatory approvals for the Spin-Out; the retained ownership interest of Foremost in RGR; the terms of the Spin-Out; the completion of the Financing and the amount of proceeds to be received therefrom; and the listing of RGR on the CSE. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at www.sedarplus.ca for further information respecting the risks affecting the Company and its business.

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

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